                                November 7, 2005


VIA EDGAR AND OVERNIGHT MAIL
----------------------------

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Alan Morris, Esq.

    RE: NATIONAL HEALTH PARTNERS, INC. AMENDMENT NO. 1 TO REGISTRATION STATEMENT
        ON FORM SB-2, REGISTRATION NO. 333 - 126315

Dear Mr. Morris:

         I am writing to you on behalf of National Health Partners, Inc. in regards to Amendment No. 1 to the Registration Statement on Form SB-2, Registration No. 333 - 126315, filed by the company with the Securities and Exchange Commission on September 30, 2005. The company received comments to the registration statement from the SEC by means of a letter faxed to the company on October 21, 2005.

         Please find enclosed Amendment No. 2 to the Registration Statement on Form SB-2. In addition, please find below each of the comments provided to the company by the SEC along with the company's response to each comment. Each comment is set forth in italics and is numbered to correspond to the numbered paragraphs in the SEC's comment letter. The company's response to each comment immediately follows the applicable comment.

         Please note that the company has provided additional disclosure in this letter subsequent to its responses to each of the comments to assist you in reviewing additional changes reflected in Amendment No. 2 to the Registration Statement on Form SB-2.

         Please also note that the company previously submitted an application for confidential treatment to the Office of the Secretary of the SEC concurrently with the filing of Amendment No. 1 to the Registration Statement on Form SB-2 for certain of the information contained in the agreements filed as Exhibits 10.7, 10.8, 10.9, 10.10 and 10.11 to Amendment No. 1 to the Registration Statement on Form SB-2.
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Securities and Exchange Commission
November 7, 2005
Page 2



Risk Factors, page 3
--------------------

1. Please add a risk factor or risk factors that highlight that the trading price of your common stock may not be related to the offering price. Also, quantify the average cost of the shares being sold by your selling shareholders.

         The company has added a risk factor entitled "The offering price of the shares of our common stock offered hereby may not bear any relation to the actual trading price of our common stock" that addresses each of these requests.

2. Please add a risk factor that highlights the issuance of shares to consultants and the related risk, such as dilution.

         The company has added a risk factor entitled "We have issued a significant number of securities to advisors and consultants to the company and may issue additional securities to advisors and consultants to the company in the future" under "Risks Associated With Our Stock" that highlights the issuance of shares to consultants and the related risk, such as dilution.

We are an early stage company with an unproven business model ... prospects,
----------------------------------------------------------------------------
page 3
------

3. We note your responses to prior comments 9, 10, 15, 25 and 26. Please revise this section to clarify when the company or its predecessors began implementing the business plan and the current state of operational development of that plan. We note that although your provider contracts were signed as early as April 2001 you still have only limited revenues.

         The company has revised this risk factor to clarify when the company began implementing its current business plan and the current state of operational development of its plan. The company notes that it has added additional disclosure under "MD&A - Overview" regarding the implementation of its current business plan and the current state of operational development of its plan.


We have a history of losses and ... losses through the remainder of 2005, page 3
--------------------------------------------------------------------------------

4. We note that you revised the disclosure about being unprofitable in the near term to losses through the remainder of 2005. Please tell us why the disclosure changed, such as whether you recently entered into material contracts.

         The company revised the disclosure in this risk factor due to the rapid growth in members and revenues it is beginning to experience through its agreements with Trident Marketing International, Inc. and Hispanic Global LLC. Please note that the company has further revised this risk factor to state that it currently expects net losses to continue into the second quarter of 2006. The company notes that it has provided additional disclosure under "MD&A - Overview" regarding these agreements and its expectations regarding future losses and profitability.
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Securities and Exchange Commission
November 7, 2005
Page 3

         The company notes its response to Comment No. 63 regarding agreements relating to Trident and Hispanic Global that have been filed as exhibits to the registration statement.

5. Please add or expand the appropriate risk factor to highlight the compensation you are obligated to pay to your executives. Also, expand your MD&A to include the amount you are obligated to pay and the source of funds for these obligations.

         The company has expanded the risk factor now entitled "We have significant contractual obligations and may need to raise additional funds in the future, which funds may not be available or, if available, may not be available on acceptable terms" to highlight its significant contractual obligations. Please note that the company moved the disclosure regarding increases in operating expenses from the immediately preceding risk factor to this risk factor as the company believes increases in operating expenses are more appropriately discussed in this risk factor.

         The company has added a section entitled "Contractual Obligations" to its MD&A to discuss its significant contractual obligations and the source of funds for these obligations.


Our use of independent marketing representatives ... state regulations, page 7
------------------------------------------------------------------------------

6. Please clarify whether the bullets in this risk factor relate to you or the marketing representatives.

         The company has clarified in each bullet to whom the particular risk relates. Please note that the company has replaced the word "distributor" with "marketing representative" so that the same term is consistently used throughout the document.


Disclosure Regarding Forward-Looking Statements, page 17
--------------------------------------------------------

7. Please revise your disclosure here and throughout the document to eliminate all references to the cited safe harbor, as it does not apply to statements made by non-reporting companies.

         The company has removed all references in the document to the safe harbor for forward-looking statements.


Overview, page 18
-----------------

8. Please refer to prior comment 5. Please revise the references throughout the filing to the "leading" and "largest," such as a "leading national healthcare organization" and "one of the largest and most comprehensive healthcare savings networks in the United States."



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Securities and Exchange Commission
November 7, 2005
Page 4

         In the alternative, please provide us with support for the statements. Also, balance your disclosure concerning affiliations with "some of the largest ... networks in the country" to describe the lack of exclusivity in provider contracts.

         The company has removed all references to "leading national healthcare organization" and "one of the largest and most comprehensive healthcare savings networks in the United States." The company has removed or toned down other words and phrases throughout the document that may be deemed overly promotional in nature.

         The company has balanced its disclosure regarding the provider networks with which it has a business relationship by toning down the description of the networks and by strengthening the risk factor entitled "we currently rely heavily on a small number of preferred provider organizations, the loss of any one of which or the change in our relationship with any one of which could have a material adverse effect on our business" to highlight the lack of exclusivity in, and termination provisions of, the provider contracts.

Critical Accounting Policies, page 18
-------------------------------------

9. We note that you have revised your critical accounting policies to include revenue recognition as your only critical policy. In light of the fact that you utilize stock and stock options as consideration for services rendered to your company, it appears that stock-based compensation to employees and consultants would qualify as a significant accounting estimate. As appropriate for an investor to better understand the significant estimates and assumptions involved in the application of GAAP, revise your disclosure to discuss the significant estimates inherent in valuing stock-based compensation or tell us why you do not believe this disclosure is necessary. Refer to the interpretative MD&A guidance in our Release 33-8350.

         The company has added disclosure of its stock-based compensation policies to its critical accounting policies.


Comparison of Years Ended December 31, 2004 and 2003, page 21
-------------------------------------------------------------

10. We have reviewed your response to prior comment 10. We note that you are unable to determine the amount of revenues derived in each period from new members versus recurring revenues from old members because you do not have sufficient information available to accurately break out revenues in that manner. However, we note your disclosure that the number of members is minimal. We also note your disclosures on page 38 that you pay your provider networks the greater of a flat fee or a monthly rate based on the number of CARExpress members utilizing the network. Please tell us why you cannot provide this information requested.

         The company has added disclosure to this section regarding the amount of revenues derived in each period from new members versus recurring revenues from old members. The company notes that at the time the



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Securities and Exchange Commission
November 7, 2005
Page 5



         company previously responded to the request, it believed that it did not have adequate information available to accurately break out revenues in this manner. Upon reanalyzing its records and files, the company determined that it could accurately break out revenues in the manner requested.

11. We have reviewed your response to prior comments 53 and 69 wherein you stated that you have omitted the disclosure of those shares not issued for cash from your liquidity and capital resources discussion. Due to the fact that you issued stock for services, please disclose the amount of shares and compensation expense recorded for each such issuance in your results of operations discussion for all periods presented.

         The company has added disclosure to this section regarding the number of shares issued for services and the compensation expense recorded for such issuances to the extent material to the analysis of the applicable periods.


General and Administrative Expense, page 22
-------------------------------------------

12. Please refer to prior comment 9. Your response that commission totaled $3,065 in the six months in 2005 and none in 2004 is inconsistent with your prior disclosure that commissions increased by $5,540 comparing 3 months ended 2005 with 2004. Please advise.

         The company determined that the prior disclosure that commissions increased by $5,540 for the 3 months ended March 31, 2005 compared to the 3 months ended March 31, 2004 was incorrect. The information set forth in our response that commissions totaled $3,065 for the 6 months ended 2005 and that the no commissions were paid in 2004 is correct. The company has not separately discussed commission expenses in general and administrative expenses because the amounts incurred for each period were immaterial.


Professional Fees, page 22
--------------------------

13. Please discuss in greater detail the increase of $395,727. For example, describe the services provided. Also, expand page 24 to clarify the reference to the "various business transactions" such as which transactions.

         The company has added disclosure to this section to provide a reference to other sections of the prospectus where additional information on the services and the persons performing them can be found. The company notes that the increase of $395,727 has been revised to $364,639 as a result of a reclassification of $93,912 from deferred consulting expense to consulting expense in 2005, which was more than offset by the addition of $125,000 to professional fees in 2004 that were incurred in connection with the issuance of 250,000 shares of common stock in February and March 2004 for services rendered. Please see Note 5 under "Additional Information" below for additional information on the reclassification of deferred consulting expense.

Securities and Exchange Commission
November 7, 2005
Page 6

         The company has clarified the reference to "various business transactions" as requested.

Liquidity and Capital Resources, page 27
----------------------------------------

14. Please clarify how you used the proceeds from your private placements in 2004 and 2005.

         The company has added disclosure to this section describing the uses to which it put the proceeds from its private placements in 2004 and 2005.


Description of Business, page 31
--------------------------------

15. Please expand the appropriate section to discuss the material terms of your agreements with consultants.

         The company has added disclosure regarding the material terms of the agreements with its marketing consultants and advisors under "Description of Business - Marketing Consultants and Advisors."


Healthcare Industry, page 31
----------------------------

16. Please refer to prior comment 13. Please provide us a copy of the authoritative source cited in this section. Mark for ease of reference the portions you believe support your disclosure. Also, provide us with support of your ability to address the entire market. Also, state your approximate market share for the operating periods presented. Also provide support for the references on page 34 to one million providers, and 70% of doctors and hospitals and 90% of pharmacies.

         The company has revised the disclosure in this section to remove references to certain of the industry data that may be deemed overly promotional in nature. In connection with these changes, the company has revised the disclosure under "Health Savings Industry." The company has retained some of the industry data and is concurrently sending to the SEC by overnight mail a copy of the authoritative sources cited in this section marked for ease of reference.

         The company has added disclosure to "MD&A - Overview" regarding its market share for the operating periods presented, and to make clear that, since the company is not currently large enough to pursue and support the entire market, the company is pursuing specific opportunities that it may identify through its various marketing and distribution channels.

         The reference to one million providers refers to the aggregate number of health care providers (physicians, dentists, hospitals, pharmacies, etc.) participating in the PPOs and other networks with which we have contracts, which is based on information provided to the company by the PPOs and other networks at the time we entered into agreements with



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Securities and Exchange Commission
November 7, 2005
Page 7


         them as updated by them from time to time. The company has removed the references to the percentages of doctors, hospitals and pharmacies in an effort to tone down any disclosure that may be deemed overly promotional in nature.


Overview, page 33
-----------------

17. Please clarify how the "underlying principles," specifically i and ii, as explained in bullet points 2, 3 and 4, provide benefits to targeted customers. Please revise to explain why you believe these "principles" are significant to your business model and the appeal of your product.

         The company has clarified in this section how the underlying principles provide benefits to its target customers and has revised the section to explain how these principles are significant to its business model and the appeal of its products.


Our CARExpress Membership Programs, page 34
-------------------------------------------

18. Please refer to prior comment 15 and your response. As previously requested, quantify the numbers of members. Otherwise, please disclose why you are unable to provide such disclosure.

         The company has added disclosure to this section regarding the number of members that it currently has, and has added more comprehensive disclosure to "MD&A - Overview" regarding the number of members it had at various benchmark dates and its member retention rates at such dates. The company notes that at the time the company previously responded to the request, it believed that it did not have adequate information available to accurately break out the number of members and member retention rates and that such information would not be helpful to the reader given the minimal number of members the company has had since its inception. Upon reanalyzing its records and files, the company determined that it could accurately break out the number of members and member retention rates as requested and that such information would be helpful to the reader in light of the rapid growth in members the company is currently experiencing. The company notes that a discussion of this rapid growth in members has been added under "MD&A - Overview."

19. Please quantify the amount of your revenues related to each of the six networks.

         The company generates monthly membership fees from the sale of its CARExpress membership programs. It sells its membership programs directly through various media and indirectly through: (i) independent marketing representatives, (ii) brokers and agents, (iii) retail chains and outlets, (iv) small businesses and trade associations, and (v) unions and associations. See "Description of Business - Marketing and Distribution." Please note that the company has added disclosure regarding the percentage of revenues generated by each of these groups in "MD&A - Overview" in response to Comment No. 23.

Securities and Exchange Commission
November 7, 2005
Page 8


         Under the terms of its agreements with the PPOs or their affiliates, the company typically pays the PPOs or their affiliates a per member per month fee for access to their network that is determined based on the number of healthcare providers (i.e., physicians, dentists, etc.) participating in the network, the number of CARExpress members provided access to the network, and the particular products and services made available to the CARExpress members through the network. Please see "Description of Business - Suppliers."

         While the company is aware of the number of healthcare providers (i.e., physicians, dentists, etc.) participating in the networks, the number of CARExpress members who have been provided access to the networks, and the type of products and services being made available to the CARExpress members through the networks, the company has no way of determining what percentage of the monthly fees it receives from members are derived from a particular networks.

         Members purchase a particular CARExpress membership program for the purpose of being able to purchase certain healthcare products and services at a discount. The company is able to monitor which CARExpress membership program has been purchased by a particular member and the distribution channel (independent marketing representatives, etc.) through which the member purchased the CARExpress membership program. However, the company receives no information from the members, the distribution channel, the networks or any other source as to whether or not a member has used its membership card in a particular month, what products or services the member purchased or which network the provider of the products or services belonged to. The company simply provides the members with access to the networks in return for a monthly membership fee. The company is not in any way involved with the member's actual purchase of products or services from the providers participating in the networks, and the company's revenues are not in any way tied to the number or dollar amount of member purchases of products or services from providers participating in the networks.


CARExpress Insurance Programs, page 41
--------------------------------------

20. Please refer to prior comment 20. Please expand the appropriate sections, such as regulation and risk factors, to discuss in greater detail the regulation of insurance products you intend to offer and the related risks. Also, describe the insurance products you intend to offer if they differ from the three products on page 42.

         The company has added disclosure to "Description of Business - Regulatory and Legislative Issues - Insurance Regulations" and its risk factors to discuss in greater detail the regulation of insurance products the company intends to offer in combination with its CARExpress membership programs and the related risks. In connection with this, the company separated out the disclosure relating to the sale of its CARExpress membership programs from the disclosure relating to the sale of its CARExpress membership programs in combination with insurance products in certain of these revised sections for clarification purposes. The company notes that it has removed the

Securities and Exchange Commission
November 7, 2005
Page 9


         references to "CARExpress insurance programs" to ensure that it is clear that the company does not intend to create and underwrite new insurance products, but instead to sell its CARExpress membership programs in combination with third-party insurance products.

         The two insurance products described in this section are the insurance products that the company currently intends to offer in combination with its CARExpress membership programs.


Sales Channels, page 43
-----------------------

21. Please refer to prior comment 23. Please identify the principal retail chains and outlets you have contracted with and state the number of stores which sell your products. Briefly describe the principal contract terms, including exclusivity. If you do not have material contracts in place so state. Provide similar information regarding unions and associations.

         The company has added disclosure under "Description of Business - Marketing and Distribution" identifying the principal parties with which it has contracted for each of the five sources discussed. The company does not have any agreements in place with retail chains and outlets, and does not have any material agreements in place with unions and associations, brokers and agents, and small businesses and trade associations. The company notes the additional disclosure under the subsection "Independent Marketing Representatives" and "MD&A - Overview" regarding independent marketing representatives generally and the company's agreements with Trident Marketing International, Inc. and Hispanic Global LLC, and, in this regard, notes its response to Comments No. 24 through 26 and Comment No. 63.


Suppliers, page 45
------------------

22. Please expand upon the lack of exclusivity of the provider contracts to describe whether it may limit or impact your ability to price and sell memberships. If applicable, also discuss in the Risk Factors section.

         The company has added additional disclosure to this section regarding the general risk associated with a lack of exclusivity and to the risk factor entitled "We currently rely heavily on a small number of preferred provider organizations, the loss of any one of which or the change in our relationship with any one of which could have a material adverse effect on our business." Please also see the Company's response to Comment No. 8 as it relates to exclusivity. The company notes that it is not customary for PPOs to agree to work exclusively with a single healthcare savings organization and thus, the lack of exclusivity does not in and of itself present the company with risks warranting disclosure that exceeds the disclosure now present in the document.

Securities and Exchange Commission
November 7, 2005
Page 10

Marketing and Distribution, page 47
-----------------------------------

23. Please refer to prior comments 3 and 26. Please discuss the amount of your revenues from each of the five items discussed on pages 47 and 48.

         The company has added disclosure regarding the amount of revenues generated from each of these five sources under "--Revenues" in "MD&A" for each of the periods discussed. To the extent such information was provided previously on an aggregate basis for only one or two of the five sources, such information has been broken out among each of the five sources, and revised to the extent such aggregate information was inaccurate. The company now believes such information would be helpful to the reader given that the company is beginning to experience rapid growth in the number of its members and sales of its CARExpress membership programs. In this regard, the company notes the additional disclosure in "MD&A - Overview."


Independent Marketing Representatives, page 47
----------------------------------------------

24. Please clarify whether the independent marketing representatives are individual persons or organizations. If organizations, how many persons are actively marketing your product?

         The company has added disclosure to this section regarding the independent marketing representatives it utilizes and has clarified the number and nature of the independent marketing representatives that it utilizes.

25. Please clarify the disclosure about the representatives, such as who they are and how they go about selling your products. Please revise to describe the methods and circumstances the representatives utilize to identify prospective customers and effectuate sales. Do these persons sell other products and services? Do they sell competitors' products? Are they engaged in other unrelated business activities?

         The company has revised the disclosure in this section in response to each of the requests. Please also note the company's disclosure in the risk factor entitled "Our increasing reliance on marketing representatives could result in reduced revenue growth because we have little control over them."

26. Please refer to prior comment 27. Please briefly discuss why there are five levels of marketing representatives. Also, revise the risk factors and page 54 to clarify whether the number of such levels may be affected by the marketing laws and regulations. In addition, clarify the reference to "override commissions" and quantify the "bonus pools" and "certain levels of enrollments to receive additional commissions."

         The company has revised this section to discuss the five levels of marketing representatives in greater detail and to clarify the references to "override commissions," "bonus pools" and enrollment levels.

Securities and Exchange Commission
November 7, 2005
Page 11


         The company has revised the disclosure under "--Marketing Laws and Regulations" and the risk factor entitled "Our use of independent marketing representatives could subject us to enforcement actions, penalties and negative publicity if any such representatives do not comply with applicable federal and state regulations" to clarify the effect marketing laws and regulations may have on the number of such levels.

Customer Service Training and Support, page 49
----------------------------------------------

27. Please refer to prior comment 30. Please expand the first sentence of the carryover paragraph at the bottom of page 49 to quantify the significant investment.

         The company has revised the paragraph to clarify that it intends to continue to invest in customer service.

Insurance Regulation, page 52
-----------------------------

28. Please refer to prior comment 34. Please clarify, if applicable, whether states have enacted legislation that may affect the manner in which you sell your products.

         The company has clarified the disclosure in this section as requested.


Marketing Laws and Regulation, page 54
--------------------------------------

29. Please refer to prior comment 35. Please discuss in greater detail the regulations that affect your business, such as limits on royalties. In addition, clarify the phrase "directly sponsored." Also, tell us why you deleted the second paragraph of this section, such as your review of the requirements and your belief about compliance.

         The company has revised this section to discuss in greater detail these regulations, to change the term "royalties" to "commissions" so that the same term is referenced throughout the entire document, and to clarify that the phrase "directly sponsored" relates to the process by which marketing representatives may recruit other marketing representatives to sell the company's programs. In this regard, the company notes the additional disclosure provided under "Marketing and Distribution - Independent Marketing Representatives."

         The company notes that the company is not a network marketing organization and that the company does not employ, and does not intend to employ, any marketing representatives. The company removed the second paragraph of this section in connection with other changes it has made to the document in both Amendment No. 1 and Amendment No. 2 to the registration statement to clarify the manner in which it utilizes the services of marketing representatives. The company notes that, since it is not a network marketing organization and does not employ marketing representatives, the disclosure regarding the regulations and risks associated with marketing representatives is included primarily to highlight the indirect risks to the company of utilizing the

Securities and Exchange Commission
November 7, 2005
Page 12


         services of marketing representatives and the indirect affect legal regulation of such representatives could have on the company, as opposed to the direct risks associated with being a network marketing organization or employing marketing representatives.


Health Insurance Portability and Accountability Act, page 54
------------------------------------------------------------

30. Please refer to prior comment 36. Please revise the next to last sentence of this section to describe the effect to the extent practical. Also, we note the disclosure that the regulations are new conflicts with the disclosure that the Act became effective in 2003. Please revise.

         The company has revised the next to last sentence of this section to describe the effect these regulations may have on the company and to remove any statements that the regulations are new.


Management, page 57
-------------------

31. Please refer to prior comments 2 and 40. Please clarify the relationship, if any, between, XRAYMEDIA and you.

         No relationship exists between the company and XRAYMEDIA. The joint venture between the company and XRAYMEDIA cited in the press release referenced in previous Comment No. 2 was terminated by the company in April 2004.

32. Please file as exhibits the employment agreements with Mr. Soufflas and Mr. Taylor. Also, discuss the business experience of Mr. Soufflas from October 2002 until April 2004.


         The company notes that it has not entered into written employment agreements with Mr. Soufflas and Mr. Taylor. Instead, the company has entered into unwritten employment arrangements with Mr. Soufflas and Mr. Taylor. The company has filed summaries of the material terms of the employment arrangements with Mr. Soufflas and Mr. Taylor as Exhibits 10.20 and 10.21, respectively, to the registration statement. The stock options issued to Mr. Soufflas and Mr. Taylor that are referenced in these summaries were previously filed as Exhibits 10.18 and 10.19 to Amendment No. 1 to the Registration Statement on Form SB-2.

         Please note that company has corrected a typographical error in Mr. Soufflas' biographical information regarding Mr. Soufflas' employment at Spector Gadon & Rosen, P.C., which now correctly states that Mr. Soufflas was employed at Spector Gadon & Rosen, P.C. between April 2003 and May 2004, rather than between April 2004 and May 2005. Mr. Soufflas was not employed between October 2002 and April 2003.


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Securities and Exchange Commission
November 7, 2005
Page 13


Board of Directors, page 58
---------------------------

33. Please revise this section to clarify that you only have one director. Also, tell us why the other two directors recently resigned.


         The company has revised this section to clarify that it has only one director.

         Ronald F. Westman and Jay Rosen, the company's other two directors, recently resigned because the company does not have a directors and officers insurance policy in place. The company evaluated obtaining such an insurance policy, but decided not to obtain one due to the cost involved. Mr. Westman and Mr. Rosen did not want to serve as members of the board of directors without such a policy in place.


Summary Compensation Table, page 60
-----------------------------------

34. Please refer to prior comment 12. Please revise the table to include the $874,125 paid to Mr. Daniels in 2004.

         The company has revised the table as requested.

35. Please revise footnote 3 to describe in greater detail the compensation in the "All Other Compensation" column. See Instruction 1 to Item 402(b) (2)(iii)(C) of Regulation S-B.

         The company has revised footnote 3 to describe in greater detail the compensation in the "Other Annual Compensation" column. The company has also added a column entitled "Bonus ($)" to the compensation table to more appropriately present the bonus paid to David M. Daniels in 2004.


Security Ownership of Certain Beneficial Owners and Management, page 65
-----------------------------------------------------------------------

36.      Please update the disclosure in this section.

         The Company has updated the disclosure in this section.


Certain Relationships and Related Transactions, page 66
-------------------------------------------------------

37. Please provide the disclosure required by Item 404 of Regulation S-B. For example, we note the transactions with Mr. Westman in September 2005. As another example, expand the disclosure on page 66 to discuss, if applicable, the agreement with your former officer. We note the disclosure on pages 65 and F-40.

         The company has added disclosure to this section regarding the transactions with Mr. Westman in September 2005.

Securities and Exchange Commission
November 7, 2005
Page 14


         The company entered into a consulting agreement with R. Dennis Bowers, our former President and Chief Executive Officer, on October 5, 2005. The company has provided disclosure in this section regarding the terms of the consulting agreement and has filed a copy of the consulting agreement as Exhibit 10.34 to the registration statement.

         The company has also added disclosure to this section regarding the consulting agreement that it entered into with Jose Lozano in May 2005 and has filed a copy of the consulting agreement as Exhibit 10.32 to the registration statement.

38. Please disclose whether the terms of the transactions discussed in this section are as fair to you as could have been made with unaffiliated parties.

         The company believes that the terms of the transactions discussed in this section are as fair to the company as could have been made with unaffiliated parties. The 600,000 units sold to Ronald F. Westman were sold to him at a price per share of common stock of $.40 (based on 1,800,000 shares of common stock underlying the units at a purchase price of $720,000), which is the same price the company was receiving for shares of its common stock sold in the private offerings conducted immediately prior to and after the date of the transaction with Mr. Westman. The rent per square foot that the company pays for the office space in Sarasota, Florida is the same price per square foot that all other tenants in the building pay for office space in the building. The company believes that the compensation being paid to Mr. Bowers under the consulting agreement approximates the fair value of the services to be performed by Mr. Bowers during the term of the agreement.


The Offering, page 73
---------------------

39. The number of shares registered for resale in the first full paragraph on page 76 conflicts with first sentence and the 50% reference in the carryover paragraph at the bottom of page 75. We note similar discrepancies regarding the number of shares registered for resale in the June 2005 offerings. Please revise. Also, clarify whether there is any penalty related to registering for resale only 650,000 shares.

         The company has added disclosure under "April 2005 Sale of Common Stock, Class A Warrants and Class B Warrants to Ronald F. Westman" to clarify that Mr. Westman requested that only 650,000 shares of the common stock that he purchased in this transaction be registered. The company has also added disclosure under "June 2005 Offering of Common Stock, Class A Warrants and Class B Warrants" to clarify that Mr. Westman purchased 20,000 units in this offering and requested that none of the shares of common stock subject to registration rights be registered. The company has added disclosure under "June 2005 Sale of Common Stock, Class A Warrants, Class B Warrants and Class C Warrants to Consultants" to clarify that certain of the consultants requested that we not register certain of the shares of common stock subject to registration rights. The company has also added disclosure in each of these sections to clarify that the company will not incur any penalty in connection with Mr. Westman's and the consultants' requests.

Securities and Exchange Commission
November 7, 2005
Page 15


40. Please refer to prior comment 73. Please expand the disclosure on pages 75 and 76 to discuss the cash payment on September 16, 2005.

         The company has added disclosure under "April 2005 Sale of Common Stock, Class A Warrants and Class B Warrants to Ronald F. Westman" to discuss the cash payment on September 16, 2005.

41. Please expand the last paragraph on page 77 to describe the "consulting services to be rendered." Also, quantify the value of the services.

         The company has added disclosure to this paragraph discussing where in the document information can be found concerning the consulting services to be rendered and the value of the services.


Determination of Offering Price, page 78
----------------------------------------

42. Please discuss the all material factors that you considered in determining the initial public offering price. For example, we note the reference to "several factors, but not limited to the following" and the transactions on pages 73-78.

         The company revised the disclosure in this section to describe all of the material factors considered by the company in determining the initial public offering price.


Selling Security Holders, page 79
---------------------------------

43. Please refer to prior comment 48. Please confirm that you have already issued the options and warrants and are registering for resale the related common shares. Also, tell us why you are registering for resale shares at this time that may not be issued, such as the shares related to Trident.

         The company has already issued the options and warrants and is registering for resale the related common shares. The company has revised the disclosure in this section to clarify this fact.

         The company issued the option to Trident on June 24, 2005. Under the terms of the option, the company contractually obligated itself to file a registration statement with the SEC for all of the underlying shares within 6 months of the date of the option and to cause the registration statement to be declared effective as soon as reasonably practicable thereafter. The vesting of the option is conditioned upon the achievement of certain performance objectives. At this time, the company believes that it is very likely that Trident will achieve at least one of the performance objectives and that, as a result, at least some of the shares underlying the option will vest. Since the company

Securities and Exchange Commission
November 7, 2005
Page 16


         contractually obligated itself to register all of the shares underlying the option and it is still possible, though unlikely, for the option to vest as to all 400,000 shares on December 31, 2005 if one of the performance objectives is achieved, the company has registered all 400,000 shares underlying the option so that it will not be in breach of the terms of the option in the event the option does vest as to all 400,000 shares.

         The terms of the option are summarized under "The Offering - June 2005 Issuance of Option to Trident Marketing International, Inc." and "Item
         26. Recent Sales of Unregistered Securities," and a copy of the option has been filed as Exhibit 10.30 to the registration statement.

44. Please refer to prior comment 49. Please disclose, if true, that the affiliates purchased in the ordinary course of business, and at the time of the purchase of the securities to be resold, the sellers had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Also, revise the disclosure to clarify that the broker-dealer is an underwriter.

         The company has added the requested disclosure to this section regarding the purchases by affiliates and made the requested revisions to this section to clarify that the broker-dealer is an underwriter.


Annual Financial Statements, page F-1
-------------------------------------

Consolidated Statements of Stockholders' Equity, page F-5
---------------------------------------------------------

45. We have reviewed your response to prior comment 62. Revise your statements of stockholders' equity to separately present the issuance of 1,748,250 shares of common stock to your CEO, as it does not appear that the stock was issued for services, but rather as a sign-on bonus. Furthermore, since the CEO is an employee of the company, revise the consolidated statements of operations to present the expense associated with this stock signing bonus as salary expense rather than professional fees and revise Note 7 and your MD&A discussion accordingly.

         The company has revised the statements of stockholders' equity in its audited financial statements and has revised the consolidated statements of operations in both its audited financial statements and its interim financial statements as requested. The company has also revised Note 7 to its audited financial statements and its MD&A accordingly.


Note 1. Nature of Organization, page F-8
----------------------------------------

a. Organization and Business Activities, page F-8
-------------------------------------------------

46. We have reviewed your disclosure in response to prior comment 54. The disclosure does not appear to address our prior comment. Please explain to us in more detail the structure of your relationship with marketing representatives. Tell us the nature and significant terms of these

Securities and Exchange Commission
November 7, 2005
Page 17


         relationships and any related agreements. Discuss whether or not these representatives must pay you initial or ongoing fees as a result of their relationship to you.

         The company has revised Note 1a to describe its relationship with marketing representatives in greater detail.

47. Please note that the information concerning your organization and business activities is included in an audited footnote to the financial statements. The current disclosure appears to contain some information that is more appropriately presented in the description of your business (see page 31) and not the footnotes to your financial statements. Please revise or advise.

         The company has revised Note 1a. to remove much of the general information relating to the company and its business activities. The company notes that it has added disclosure regarding its relationship with marketing representatives in response to Comment No. 46. In that connection, the company has retained some of the information regarding its business activities to clarify that marketing representatives are only one of several distribution channels through which the company markets and sells its programs. The company also notes that it has retained the paragraph describing the material terms of its provider agreements in response to prior Comment No. 58.

g.  Revenue Recognition, page F-11
----------------------------------

48. We have reviewed your response to prior comment 56. Please tell us the journal entries that you record when a customer's account is debited, resulting in deferred revenue, as previously requested. We note no accounts receivable.

         The company has revised Note 1g. of the audited financial statements and Note 1b. of the interim financial statements to describe the journal entries.

49. We note that your cost of sales includes depreciation and amortization costs. Please tell us and revise to disclose the assets to which these charges are linked and how those assets contribute to the generation of revenue.

         The company has revised Note 1g. of the audited financial statements and Note 1b. of the interim financial statements to disclose the assets and how the assets contribute to the generation of revenue.

50. We note your disclosure, "these fees are typically pre-billed and received, resulting in deferred revenue." Tell us and revise to disclose the nature of the transaction in a more detailed manner, so that it is apparent how the transaction is accounted for. For example, if you bill the membership fees to the customer at the beginning of the month through a debit to the account and then recognize the revenue at the end of the month after the services have been rendered, please state that fact. Tell us and revise to disclose the typical period from when the account is debited to when cash is received.

Securities and Exchange Commission
November 7, 2005
Page 18


         The company has revised Note 1g. of the audited financial statements and Note 1b. of the interim financial statements to better describe the transactions and the method by which the transactions are accounted for, as well as the typical period from when the account is debited to when cash is received.

51. We have reviewed your response to prior comment 57. You state that you revised Note 1g. of the audited financial statements in response to our comment. Please tell us where you have addressed our comment in Note 1g.

         The company has further revised Note 1g. of the audited financial statements to discuss the refund guarantees that it offered during 2004, and has further revised Note 1b. to the interim financial statements to discuss the refund guarantees and free-trial periods that it offered during the first 6 months of 2005. The company notes that the early cancellation privileges simply relate to a member's ability to cancel a membership for any subsequent monthly period without penalty. These cancellation rights are discussed in Note 1g. of the audited financial statements and Note 1b. of the interim financial statements. For clarification purposes, the company has amended its disclosure under "Description of Business - Marketing and Distribution" to remove the reference to early cancellation privileges.

         The company has relied upon the revenue recognition requirements of SAB 101 and has reviewed SAB Topic 13.A. The company does not recognize revenue until all fees are fixed and determinable, meaning that during a period of time when a customer may cancel, no revenue is recognized.

52. We note your disclosure on page 18 that any fees that you receive in connection with the sale of your membership programs that are non-refundable are recognized when received. We note your disclosure here and on page 18 that you recognize fees and revenue when services have been rendered. Please reconcile your disclosures and cite the accounting literature upon which you have relied to recognize revenue when payment is received up front.

         The company has revised Note 1g. of the audited financial statements and Note 1b. of the interim financial statements to better describe the manner in which it recognizes revenue from the sale of its membership programs. The company has revised the disclosure under "MD&A - Critical Accounting Policies - Revenue Recognition," to better describe the manner in which it recognizes revenues and to clarify the manner by which it accounts for non-refundable fees, which consist of one-time shipping and handling fees. The company notes that it did not begin receiving non-refundable one-time shipping and handling fees until after June 30, 2005.

         As noted in the company's response to Comment No. 51, the company has relied upon the revenue recognition requirements of SAB 101. The company does not recognize revenue until all fees are fixed and determinable, meaning that during a period of time when a customer may cancel, no revenue is recognized

Securities and Exchange Commission
November 7, 2005
Page 19


Note 7. Equity Transactions, page F-17
--------------------------------------

53. We have reviewed your response to prior comments 64 and 75. We note that you have determined that the warrants issued in your private placements of stock have no value based on the reasons provided, and are not subject to the requirements of EITF 00-19 since they were issued as part of units of stock and warrants. Please tell us how these warrants differ from the warrants granted to consultants for services rendered in the second quarter of 2005 as disclosed in Note 4 of your interim financial statements, to which you have assigned value. Please tell us how you have applied the guidance in EITF 96-18 in accounting for the shares and warrants issued to consultants in the second quarter of 2005.

         The company notes that the warrants granted as part of the private placement units were not granted to any person who provided any services or any other consideration of any type other than cash. EITF 96-18 which is applicable to equity instruments that are issued to other than employees for acquiring, or in conjunction with selling, goods or services is the basis for the warrants granted to consultants for services provided or to be provided. The company notes that EITF 96-18 requires that the company should measure the fair value of the equity instruments using the stock price and other measurement assumptions as of the earlier of either of the following: 1. The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a performance commitment); or 2. the date at which the performance is complete. The company notes that there is a benefit to the company for the services that the consultants will be performing and that the value of that benefit should be measured somehow. As the staff knows, it is inherently difficult to estimate volatility and other factors associated with nonpublic companies. For example, the company refers to SFAS 123 paragraph 20 which indicates that a nonpublic entity shall estimate the value of its options based on the factors described in the preceding paragraph, except that a nonpublic entity need not consider the expected volatility of its stock over the expected life of the option. The result of excluding volatility in estimating an option's value is an amount commonly termed minimum value. The company has tried to best reflect the fair values of the various instruments and the values of the services to be received. The company did not believe that valuing the warrants granted to the consultants for services at nominal or minimum values best reflected the value of the services received so it has valued the warrants issued for services with a high volatility which kicks out a full fair value for the value of the warrants. Conversely, the warrants issued as part of the units to individuals which provided no services with exercise prices at $1.00 per warrant and $2.00 per warrant were deemed to not have any value because they are out of the money, not free trading and not likely to be exercised. The company understands that it could use the same methodology for valuing the warrants associated with the units and then segregate the value of the warrants at their fair values, however that would result in no value being available for the common shares. Paragraph 13 of EITF 00-21 indicates that any separate unit of accounting which is required to be recorded at fair value under GAAP should be recorded at fair value with the remainder of the arrangement consideration allocated to the other units of accounting in accordance with paragraph 12 of EITF 00-21. The company believes that it would be

Securities and Exchange Commission
November 7, 2005
Page 20


         inappropriate to present a fair value of the warrants and then not a fair value of the shares of common stock as there would not be any residual fair value to allocate to the shares of common stock. Accordingly, the company believes that the best presentation for investors is to show units sold for cash with no allocation of the proceeds to either the individual warrants or the shares of common stock.

54. Please refer to prior comment 64. Your response stated that SFAS 133 is not applicable to the unit sales but did not provide your analysis why. As such, please provide us with your analysis showing why you believe the warrants are properly classified in equity and not as a liability. That is, please address your consideration of paragraphs 12-32 of EITF 00-19.

         The company believes that the units, including the warrants, are properly classified as equity. The company considered paragraphs 12-32 of EITF 00-19 in making its determination. Specifically, the Company can settle the warrants in unregistered shares. The Company is required to use its "reasonable best efforts" to register 50% of the shares of common stock underlying the warrants that comprise the units. However, there is no penalty if the shares of common stock underlying the warrants are not registered.


Interim Financial Statements
----------------------------

Consolidated Statements of Stockholders' Equity, page F-25
----------------------------------------------------------

55. Revise this statement for the stock signing bonus issued to your CEO as indicated in our comment on your annual financial statements above and revise to disclose that the "common stock issued for stock swap" was issued to a related party or refer to the Note where the related party is disclosed.

         The company notes that the stock signing bonus was issued to its chief executive officer in February 2004. The company has revised its financial statements for the 6 months ended June 30, 2004 to reflect the stock signing bonus as salary expense and to reflect an additional $125,000 in professional fees incurred in connection with the issuance of 250,000 shares of common stock issued for services in February and March 2004. The company notes its response to Comment No. 45.

         The company has revised the consolidated statement of stockholders' equity in its interim financial statements to reflect that the "common stock issued for stock swap" was issued to a related party.


Consolidated Statements of Cash Flows, page F-26
------------------------------------------------

56. We have reviewed your response to prior comment 68. Revise your statements of cash flows and MD&A discussion to present the investment in certificate of deposit as an investing activity in accordance with SFAS 95.

Securities and Exchange Commission
November 7, 2005
Page 21

         The company has revised its statement of cash flows and MD&A to present the investment in the certificate of deposit as an investing activity in accordance with SFAS 95.


Note 4. Commitments and Contingencies, page F-28
------------------------------------------------

57. Revise the column header "Accumulated Amortization" in the tables reflecting the stock and warrants issued to consultants to "Consulting Expense Recorded in the Six Months Ended June 30, 2005" or similar caption in order to better present the information to investors.

         The company has revised the header in the tables in this section as requested.


Note 5. Equity Transactions, page F-32
--------------------------------------

58. We have reviewed your response to prior comment 70. We have the following comments related to your March 2005 issuance 737,750 shares of common stock to previous shareholders:

         - Revise your disclosure in the Note be consistent with your disclosure on page II-4. The disclosure in the notes to the financial statements states that the shares were issued to previous investors in consideration for the investors agreeing to amendments to their offering document, whereas the disclosure on page II-4 explicitly states that the shares were issued in exchange for each person agreeing to an extension of the registration date.

         - Tell us the purpose of the amendment to the private placement agreement. We note that you issued an amount of shares to reduce the per share price of stock issued to $0.40 per share and accounted for the issuance as a reduction in paid-in capital. However, we note your disclosure on page II-4 that the amendment was entered into in exchange for each person agreeing to an extension of the registration date, which may suggest that the shares were issued as a penalty for non-timely registration of the shares.

         - Please file the private placement amendment as an exhibit to your amended Form SB-2.

         The company has revised the disclosure in Note 5 relating to the issuance of the 737,750 shares of common stock as requested. The company notes that the additional shares were not issued as a penalty for non-timely registration of the shares as the securities purchase agreements did not contain any penalty provisions. The company notes that it has also clarified the disclosure appearing under "The Offering" and "Item 26. Recent Sales of Unregistered Securities."

         The purpose of the amendment was to extend the date by which the company would use its reasonable best efforts to file a registration statement with the SEC and to obtain a release from the shareholders from any liability for any possible breach of the securities purchase

Securities and Exchange Commission
November 7, 2005
Page 22


         agreements arising out of the company's previous filing obligation to use its reasonable best efforts to file a registration statement with the SEC within two months of the date the private placements were terminated. The company has revised its interim financial statements and MD&A to reflect additional general and administrative expense in the amount of $295,100 associated with the issuance of the additional 737,750 shares at an ascribed value of $.40 per share because of the additional consideration received by the company from the shareholders in the form of the releases described above. The company notes that the ascribed value of $.40 per share is the same price the company was receiving for shares of its common stock in the private offerings conducted immediately prior to and after the issuance of the 737,750 shares.

         The company has filed a Form of First Amendment to Securities Purchase Agreement and Release as Exhibit 10.24 to the registration statement.

59. We have reviewed your response to prior comments 72 and 74. Revise your disclosure in this Note to quantify the number of warrants issued in exchange for the shares of Infinium Labs' stock and revise to clarify that the shares and warrants issued "to an investor" were in fact issued to Ronald F. Westman, a related party, as that term is described in SFAS 57, as you have disclosed on page 55.

         The company has revised the disclosure in this Note as requested.


Note 6. Stock Options, page F-35
--------------------------------

60. We have reviewed your response to prior comment 66. Please revise the notes to your interim financial statements to present the pro forma stock-based compensation in Note I as previously requested.

         The company has revised its interim financial statements to move the pro forma stock-based compensation disclosure from Note 6 to Note 1. The disclosure is now set forth under Note 1c.

61. We note that you entered into an agreement on June 24, 2005 with Trident Marketing International, Inc. whereby Trident has the opportunity to earn options to purchase up to 400,000 shares of common stock at $0.50 per share. Based on the information disclosed in this Note, it does not appear that the options have been granted, i.e., the options will be granted based on the achievement of milestones as disclosed. Therefore, your disclosure "the rights to exercise are as follows:" appears to be inaccurate. Revise this language to read "the options will be granted as follows:" or a similar disclosure or tell us why the current presentation is appropriate. Options that are not granted cannot be exercised. Additionally, please reconcile your disclosure here with the disclosure on page II-7 which states that the options have been issued.

         The company issued the option to Trident on June 24, 2005. The company has revised the disclosure in Note 6 to more accurately describe the transaction.

Securities and Exchange Commission
November 7, 2005
Page 23


62. Please tell us how you are accounting for the stock options pursuant to the Marketing Incentive Plan and cite the accounting literature upon which you relied.

         The Company relied on EITF 96-18 to account for the stock option issued pursuant to the Marketing Incentive Plan. The plan provides no penalty if Trident fails to achieve the net monthly revenue targets at the various milestone measurement dates. As a result, there is not a "sufficiently large disincentive for nonperformance" as discussed in EITF 96-18 and therefore, no performance commitment existed when the option was granted. The option will be measured at the then current value at December 31, 2005, the final milestone measurement date.

         The first milestone measurement date was September 30, 2005. Trident did not meet either of the net monthly revenue targets specified in the option at this date. The next and final milestone measurement date is December 31, 2005. While the company currently believes that Trident will meet one of the net monthly revenue targets at December 31, 2005, the company is unable to determine how many, if any, of the net monthly revenue targets Trident will meet. Accordingly, no value was ascribed to the 400,000 shares of common stock underlying the option for the 6 months ended June 30, 2005.


Exhibits
--------

63. Please refer to prior comment 79. As previously requested, please fill the material contracts. For example, file as exhibits the warrant agreements and the June 2005 option agreement issued to Trident Marketing International as exhibits. Also, file the Marketing Incentive Plan agreement with Trident. As other examples we note several consulting agreements were entered into in connection with the June 2005 issuance of common stock and warrants in exchange for services provided or to be provided.

         The company has filed the following documents as exhibits to the registration statement:

         (i) summaries of the terms of the company's employment arrangements with Alex Soufflas and David A. Taylor as Exhibits 10.20 and 10.21, respectively, in response to Comment No. 32;

         (ii) a form of the Class A warrants and Class B warrants issued by the company to the shareholders participating in its private offerings as Exhibits 10.22 and 10.23, respectively;

         (iii) a form of the amendment and release entered into by the company and each of the shareholders participating in the August 2004 Offering and September 2004 Offering as Exhibit 10.24 in response to Comment No. 58;

         (iv) a form of the Class A warrants, Class B warrants and Class C warrants issued by the company to consultants and advisors in June 2005 as Exhibits 10.25, 10.26 and 10.27, respectively;

Securities and Exchange Commission
November 7, 2005
Page 24



         (v) the broker agreement and marketing incentive plan entered into by the company and Trident and the option issued to Trident as Exhibits 10.28, 10.29 and 10.30, respectively;

         (vi) the broker agreement entered into by the company and Hispanic Global, LLC as Exhibit 10.31;

         (vii) the consulting agreements entered into by the company and each of Jose Lozano and El CID IV relating to certain of the securities issued to consultants in June 2005 as Exhibits 10.32 and 10.33, respectively; and

         (viii) the consulting agreement entered into by the company and R. Dennis Bowers in October 2005 as Exhibit 10.34.

         The company notes that it believes the agreements with Trident and Hispanic Global are now material contracts for the company in light of the substantial increase in members and revenues each of these companies is generating for the company. As a result, the company has filed all of the agreements as exhibits to the registration statement. The company notes the disclosure regarding Trident and Hispanic Global that it has added to "MD&A - Overview."

         The company also notes that, upon re-evaluating the agreements it entered into with its consultants and advisors, the consulting agreements with Jose Lozano and El CID IV may be deemed material contracts for the company and has thus filed each of these agreements as exhibits to the registration statement. The company notes its response to previous Comment No. 78.


Additional Information
----------------------

         Please note that the following additional changes are reflected in Amendment No. 2 to the Registration Statement on Form SB-2:

1. Under "The Offering" and "Item 26. Recent Sales of Unregistered Securities," the company revised the description of several of the offerings to clarify the various dates by which the company was obligated to file a registration statement with the SEC and to clarify that the nature of the company's obligation with respect to the registration rights granted was to use its reasonable best efforts to file a registration statement.

2. The company has revised the last paragraph under "Liquidity and Capital Resources" to state that it believes that its current cash resources will not be sufficient to sustain its current operations for the next twelve (12) months and that it will need to raise additional capital for the payment of its ongoing costs and expenses as they are incurred and the growth of its business. The company expects cash flows from sales of its programs through Trident and Hispanic Global to turn positive as the recurring membership fees from its increasing membership base exceed the costs associated with the new members it is generating. As a result, the company expects net losses from operations to begin to decrease during the current quarter and expects to begin generating net profits from operations during the second quarter of 2006.

Securities and Exchange Commission
November 7, 2005
Page 25

3. The company removed the last sentence of the risk factor entitled "We intend to attempt to raise additional funds in the future, and such additional funding may be dilutive to stockholders or impose operational restrictions" since the company has not issued any warrants that contain provisions providing for a downward adjustment in the exercise price.

4. The company has revised the first two paragraphs appearing under "Note 7 - Equity Transactions - Private Placements" of the audited financial statements for the years ended December 31, 2004 and 2003 to clarify the language contained in the paragraphs.

5. The company revised "Note 4 - Commitments and Contingencies - Consulting Agreements" of its interim financial statements to combine the two entries for Park Financial into one entry in each of the three tables and to reclassify deferred consulting expense for the Class A and Class B warrants to consulting expense since Park Financial performed all of its services in full prior to June 30, 2005.

                                    * * * * *

         The company believes that it has adequately responded to the SEC's comments. Please feel free to contact me by phone at (215) 682-7114 ext. 102 or by fax at (215) 682-7116 if you have any questions regarding this letter or if you have any additional comments.

                                                  Very truly yours,

                                                  /s/  Alex Soufflas

                                                  Alex Soufflas

cc: Thomas A. Jones
    Thomas Dyer
    Kate Tillan